Exhibit (d)(2)

American Tower Corporation Notice of Grant of Stock Options and Option Agreement	American Tower Corporation ID: 65-0723837 116 Huntington Avenue Boston, MA 02116

Administrator	Option Number:
Plan: ATC
ID: Admin

1.    Terms and Conditions:

Subject to the terms and conditions hereinafter set forth and the terms and conditions of the American Tower Systems Corporation 1997 Stock Option Plan, as amended (the “Plan”), American Tower Corporation a Delaware corporation (the “Company”; which term shall include, unless the context otherwise clearly requires, all Subsidiaries of the Company), hereby grants the following option to purchase shares of Class A Common Stock, par value $0.01 per share (the “Stock”) of the Company.

Effective                 , 200_ (grant date), you (the “Optionee”) have been granted an Incentive Stock Option to buy (number of shares) shares of Stock of the Company at an Option exercise price of $ (exercise price) per share.

The total option price of the shares granted is $                 (total value of shares granted).

Provided that on the dates set forth below you are still employed by the Company or, if you were not an employee at the time of grant you are still actively involved in the Company (as determined by the Committee), the Option will become exercisable as follows and as provided in Section 4.

Shares	Vest Type	Full Vest	Expiration
	On vest date	200_	201_
	On vest date	200_	201_
	On vest date	200_	201_
	On vest date	200_	201_

By your signature and the Company’s signature below, you and the Company agree that these options are granted under and governed by the terms and conditions of this Notice of Grant of Stock Options and the Option Agreement (together, the “Agreement”).

American Tower Corporation

By:

	Authorized Officer	Date:

	Optionee	Date: